Form C

Cover Page

Name of issuer:

Psycheceutical Bioscience, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 6/16/2004

Physical address of issuer:

515 E. Las Olas Blvd
Suite 120
Ft. Lauderdale FL 33301

Website of issuer:

http://www.psycheceutical.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

454,546

Price:

$0.12000

Method for determining price:

Dividing pre-money valuation $135,291,292.44 (or $124,017,018.07 for investors in the first $3,000,000.08) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.06

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,374,077.00	$327,323.00
Cash & Cash Equivalents:	$1,994,805.00	$327,323.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,419,174.00	$264,380.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($16,979,840.00)	($1,414,587.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Psycheceutical Bioscience, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

    INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Gurin	CEO	Cognitek, Inc.	2021
Chad Harman	Executive	Psycheceutical, Inc.	2021
Dr. Julian Bailes	neurosurgery	NorthShore University HealthSystem	2022
Michael Hlavsa	CFO	Psycheceutical, Inc.	2020
Bruce Cassidy	Board Member	Loop Media	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Chad Harman	CEO	2021
Chad Harman	President	2021
Dr. Julian Bailes	Chief Medical Officer	2022
Dr. Anish Tuteja	Chief Science Officer	2021
Michael Hlavsa	CFO	2020
Michael Hlavsa	Secretary	2020
Michael Hlavsa	Treasurer	2020

| Aric Logsdon | Scientific Director | 2022 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

GENERAL RISK CONSIDERATIONS

This investment is speculative and involves high risk. The Shares of Common Stock being offered should be considered a speculative investment that involves a high degree of risk. Therefore, you should thoroughly consider all of the risk factors including those discussed herein. You should understand that there is substantial likelihood that you may lose your entire investment. You should not invest in the Company if you are in any way dependent upon the funds you may be using to acquire Shares of Common Stock.

We lack a relevant operating history. The Company has limited operating history in the primary space targeted by Psycheceutical, Inc. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, etc. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We are reliant on the expertise of third parties. We expect to increasingly depend to a great extent on the experience and expertise of third-party professionals including, but not limited to, biopharmaceutical engineers, lab personnel doctors, professors, computer technicians, attorneys, accountants, contractors, subcontractors, developers, etc., some of whom may be Affiliates of the Company. We do not currently employ such personnel on a full-time or part-time basis. The illness, financial difficulties, dissolution, death, resignation, or bankruptcy of such persons would have a materially adverse effect on our abilities to pursue our objectives.

There is no assurance that we will ever be profitable or establish value. There can be no assurance that our intended objectives, if obtained, will yield profits or that the Company will generate revenue or value at a level that will allow our investors to realize a return of, or a return on, their investment. Therefore, there is no assurance that our business plan will be successful or profitable or that you will not lose your entire investment.

Our research, forecasts and assumptions lack independent review. Although our analysis of and conclusions about the viability of our objectives are believed to be reasonable, there is no assurance or guarantee, expressed or implied, that we will be profitable or will be able to meet our objectives in connection with the issuance of the Shares of Common Stock. Moreover, there has been no independent economic review made of the merits of our business plan.

If we are unable to manage our growth, our business will suffer. If we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed. We may also seek to expand our business through complementary or strategic acquisitions of other businesses, products or assets, or through joint ventures, strategic agreements or other arrangements. Any such acquisitions, joint ventures or other business combinations may involve significant integration challenges, operational complexities and time consumption and require substantial resources and effort. It may also disrupt our ongoing businesses, which may adversely affect our relationships with customers, employees, regulators and others with whom we have business or other dealings. Further, if we are unable to realize synergies or other benefits expected to result from any acquisitions, joint ventures or other business combinations, or to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits, our growth and ability to compete may be impaired, which would require us to focus additional resources on the integration of operations rather than other profitable areas of our business, and may otherwise cause a material adverse effect on our business, results of operations and financial condition.

All financial forecasts are subject to limitations. If any financial forecasts are utilized by the Company in connection with this Offering, they have been prepared solely by the Company's management. Such forecasts, if any, have not been compiled or reviewed by independent accountants, and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that such projections, if any, will be realized as actual results may vary significantly and materially from the results included. Such projections, if any, should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in purchasing the Shares of Common Stock and Warrants offered hereby and are qualified in their entirety by the content of the subscription agreement and these risk factors.

Our officers, directors or key advisors may have conflicts of interest vis-à-vis the Company. There are conflicts of interest inherent in the activities of the Company. Our officers, directors and/or our key advisors or their Affiliates or personnel act or may act in a similar capacity for other concerns within the pharmaceutical industry or elsewhere. Such persons intend to continue to manage such concerns and plan to do so in the future. Although we do not currently anticipate problems, any additional responsibilities taken on by such persons may cause them to devote less time to the business of the Company than is necessary or prudent. Also, many of our key personnel may receive equity in the Company.

Certain services to be provided to the Company, such as legal, accounting, marketing or consulting services, may be performed by Affiliates or personnel of the Company or related parties under common control. Also, our officers, directors and/or key advisors may collect fees, salaries, and/or related costs in connection with managing Company affairs paid out of the net proceeds of this Offering. Consequently, there is the possibility that if the Company doesn't perform well, our officers, directors, key advisors or other personnel or related parties may still realize a profit even though the Company does not.

Conflicts of interest for the above-referenced persons and others associated with the Company by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other pharmaceutical companies and may acquire pharmaceutical assets for their own account and the account of others. In addition, such persons and/or their Affiliates are presently engaged in the pharmaceutical business independent of the Company and conduct such activities with other companies or private partners. Such persons may also be involved with pharmaceutical companies and in other aspects of private capital formation. All of these activities may result in conflicts of interest.

Our operating results are and will be affected by many factors and may fluctuate significantly. Our operating results are likely to vary substantially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause results to vary include, but are not limited to, the following:

The number of new product introductions by us; Losses related to inventory write-offs; The level of competition in the marketplace for certain products; Our ability to create demand in the marketplace for our products; Availability of raw materials and finished products from suppliers; Our ability to maintain adequate manufacturing facilities and relationships; The scope and outcome of governmental regulatory actions; Legal challenges to our intellectual property rights; Price erosion and customer consolidation; and Significant payments (such as milestones) payable by us under collaboration, licensing, and development agreements to our partners before or after the related product or process has received FDA approval.

The profitability of our product sales is also dependent upon the prices we are able to charge for our products, the costs to purchase products from third parties, and our ability to manufacture/have manufactured our products in a cost-effective manner. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses to offset such declines. Failure to achieve desired levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

We run the risk of incurring uninsured losses. Depending upon our available capital, we intend to arrange for comprehensive insurance on the Company's assets to the extent possible. However, there are certain types of losses (generally of a catastrophic nature, such as earthquakes, floods, terrorist attacks and wars) which are either uninsurable or not economically insurable. Should such a disaster occur to or cause damage to or the destruction of our assets, we could lose our invested capital and anticipated income or sales revenue from the same. Such a loss would require the Company to obtain additional funds to meet its obligations.

We cannot forecast or predict the outcome of our activities. We are dependent upon proceeds of this Offering to fund our operations and pursue our objectives. There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future – especially if our targeted development of assets and strategic relationships prove to be commercially unprofitable. This, coupled with our limited operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, you should be aware that your entire investment in the Company's Shares of Common Stock is at risk.

RISKS RELATED TO THE PHARMACEUTICAL INDUSTRY

Our near-term success is dependent upon our ability to develop or acquire and commence meaningful sales of our products. Our success will depend, in part, upon our ability to develop or acquire, and then commence meaningful sales of our products. Even if we achieve successful product development or acquisition, attracting new customers and distribution networks requires substantial time and expense. Any failure to meet the sales objectives of our drugs would adversely affect our operating results. Many factors could affect the market acceptance and commercial success of our products, including:

Our ability to convince our potential customers of the advantages and economic value of our products to enhance the delivery of psychedelic compounds; The breadth of our product offering relative to competitors; Changes to policies, procedures or currently accepted best practices in clinical development; The extent and success of our marketing and sales efforts; and Our ability to deliver our products in a timely fashion.

If we are unable to successfully develop or commercialize new products, our operating results will suffer. Developing and commercializing a new product is time consuming, costly and subject to numerous factors that may delay or prevent such development and commercialization. Our future results of operations will depend to a significant extent upon our ability to successfully advance our current products and to acquire, develop and commercialize new products in a timely manner. We will face several challenges when developing and commercializing new products. There is no assurance that we will receive necessary regulatory approvals on a timely basis or at all, which may result in unsuccessful development or commercialization of new products. If any of our products, when acquired or developed and approved, cannot be successfully or timely commercialized, our operating results could be adversely affected. We cannot guarantee that any investment we make in developing or marketing products will be recouped, even if we are successful in commercializing those products.

Our future success depends on our ability to attract and retain talented employees and consultants. Our future success depends, to a substantial degree, upon the continued service of the members of our management team. The loss of the services of members of our management team, or their inability to perform services on our behalf, could have a material adverse effect on our business, condition (financial and otherwise), prospects and results of operations. Our success also depends, to a large extent, upon the contributions of our sales, marketing, scientific and quality assurance staff. We compete with companies who may offer more favorable employment opportunities than we do. If we are not able to attract and retain the necessary personnel to accomplish our business objectives we could experience constraints that would adversely affect our ability to sell and market our products effectively, to meet the demands of our strategic partners in a timely fashion, and to support our research and development programs. We cannot provide assurance that we can continue to attract, train and retain such personnel.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations. We are currently an early-stage company with limited to no revenues. We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization effort. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

Our ability to develop or license, or otherwise acquire, and introduce new products on a timely basis in relation to our competitors' product introductions involves inherent risks and uncertainties.   Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven. Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining regulatory approvals is rigorous, time consuming, costly and largely unpredictable. We, or a partner, may not be successful in obtaining any such approvals or in commercializing any of the products that we are developing or licensing.

We may be involved in various legal proceedings which may force us to incur substantial expense to defend and/or expose us to substantial liability.   We may become a party to litigation in the ordinary course of our business, including, among others, matters alleging product liability, other intellectual property rights infringement, violations of securities laws, employment discrimination or breach of commercial contract. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could have a material adverse effect on our business, results of operations and financial condition.

Our business is highly dependent on market perceptions of us and the safety and quality of our products. Our business, products or product pricing could be subject to negative publicity, which could have a material adverse effect on our business, results of operations and financial condition.   Market perceptions of our business are very important to us, especially market perceptions of the safety and quality of our products. If any of our products or similar products that other companies distribute are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, then this could have a material adverse effect on our business, results of operations and financial condition. Also, because businesses like ours are dependent on market perceptions, negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to be resulting from, our products could have a material adverse impact on our business, results of operations and financial condition.

We face, and expect to at all times face, intense competition in the pharmaceutical industry, which could significantly limit our growth prospects and materially adversely affect our financial results.   The pharmaceutical industry is highly competitive. The principal competitive factors in the pharmaceutical market include:

Introduction of competing drugs and processes in direct competition with any of our products;
The ability of our competitors to more quickly enter the market due to greater financial resources or otherwise; Pricing pressures by competitors, customers and political groups; Our ability to grow and maintain a reputation as a provider of quality products and with an exemplary level of service.

Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than us. Consequently, some of our competitors may be able to develop products and/or processes competitive with, or superior to, our products and/or processes. Furthermore, we may not be able to (i) differentiate our products from those of our competitors, (ii) successfully develop or introduce new products on a timely basis or at all that are less costly than those of our competitors, or (iii) offer customers payment and other commercial terms as favorable as those offered by our competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect competition to intensify as technological advances and consolidation continues. New developments by other manufacturers and distributors could render our products uncompetitive or obsolete.

We expect to be continuously dependent on information technology, and our systems and infrastructure will face certain risks on an ongoing basis, including cybersecurity and data leakage risks.   Disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we expect to collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. The anticipated size and complexity of our information technology systems, and those of our third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary, and/or trade secret information is important to our competitive business position. While we have taken some steps to protect such information, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

Our business and current and future product candidates are and will be subject to extensive governmental regulation and oversight, and our failure to comply with applicable regulatory requirements could harm our business. Our product offerings and operations at any point in time will be subject to extensive regulation by regulatory agencies in the United States and other countries where we anticipate conducting business activities. The regulations to which we are and will be subject are complex and may become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect our product candidates, others could compete against us more directly, which could harm our business, financial condition and results of operations. Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. We expect to in the future file and actively pursuing patent applications for our product candidates and processes. Our patents at any point in time may not have, or our pending patent applications (if any) that mature into issued patents may not include, claims with a scope sufficient to protect our products, any additional features we develop for our current products or any new products. Other parties may have developed technologies that may be related or competitive to our products, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with patent applications we may file in the future, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own in the future may not provide any protection against competitors.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If any of these developments were to occur, they each could have a negative impact on our business and competitive position.

Our ability to enforce our patent rights will depend on our ability to detect infringement. It may be difficult to detect infringers who do not advertise their processes or the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products, if any, are invalidated or found unenforceable, our financial position and results of operations could be negatively impacted.

From time to time we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain and maintain. We have, and may need to obtain and maintain in the future, licenses to patents and other proprietary rights held by third parties related to our products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially market our products may be inhibited or prevented, which could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO OUR COMMON STOCK AND LIQUIDITY RISKS

Our Common Stock is a "Penny Stock" and subject to specific rules governing its sale to investors. The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to our Common Stock, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person's account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors sell shares of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

There is no liquidity associated with the shares of Common Stock. There is no established trading market for the Common Stock, and there is no assurance that any market will ever develop, or if one should develop there is no assurance that it will be sustained. Although our Common Stock is currently quoted on the OTC PINK (an interdealer electronic quotation system operated by OTC Markets Group, Inc.) under the symbol "BWVI", shares of Common Stock will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. Trading of our Common Stock may be extremely sporadic and at times have no activity. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of our Common Stock. This severely limits the liquidity of our Common Stock, and would likely have a material adverse effect on the market price of our Common Stock and on our ability to raise additional capital.

The market price of our Common Stock may be volatile, and you could lose all or part of your investment. The market price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The market price of our Common Stock may fluctuate substantially and will depend on a number of factors many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Common Stock since you might be unable to sell your shares at or above the price you pay for the shares. Factors that could cause fluctuations in the market price of our Common Stock include, but are not necessarily limited to, the following:

price and volume fluctuations in the overall stock market from time to time; volatility in the market prices and trading volumes of pharmaceutical and biotechnology stocks;
changes in operating performance and stock market valuations of other pharmaceutical and biotechnology companies generally, or those in our industry in particular;
sales of shares of our Common Stock by us or our stockholders;
failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
announcements by us or our competitors of new products or services;
the public's reaction to our press releases, other public announcements and public filings;
rumors and market speculation involving us or other companies in our industry;
actual or anticipated changes in our operating results or fluctuations in our operating results;
actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;
litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
developments or disputes concerning our intellectual property or other proprietary rights;
announced or completed acquisitions of businesses or technologies by us or our competitors;
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
changes in accounting standards, policies, guidelines, interpretations or principles;
any significant change in our management; and
general economic conditions and slow or negative growth of our markets.
actual or anticipated variations in our operating results;
announcements of developments by us or our competitors;
the timing of governmental approvals, the completion and/or results of our clinical trials;
regulatory actions regarding our products;
announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
adoption of new accounting standards affecting our industry;
additions or departures of key personnel;
introduction of new products by us or our competitors; and
other events or factors, many of which are beyond our control.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Because we became an OTC listed company by means of a reverse merger, and because we are not currently subject ongoing reporting and disclosure requirements to the Securities and Exchange Commission under the Securities Exchange Act of 1934, we may not be able to attract the attention of brokerage firms. Additional risks may exist since we became public through a "reverse merger" and because we are not currently subject ongoing reporting and disclosure requirements to the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Securities analysts of brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

FINRA sales practice requirements may also limit your ability to buy and sell our Common Stock, which could depress the price of our shares. FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

Compliance with the reporting requirements of federal securities laws can be expensive. We are not currently a public reporting company in the United States, and may never become such a reporting company. If we at some point in the future become subject to the information and reporting requirements of the Exchange Act and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act, the costs of such compliance (i.e. the costs of preparing and filing annual and quarterly reports and other required information with the SEC, furnishing audited reports to stockholders, preparing any registration statements from time to time, if any, and compliance with applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act of 2002) are substantial.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our stock. We must maintain effective internal controls to provide reliable financial reports and detect fraud. We have been assessing our internal controls to identify areas that need improvement. Failure by us to implement and maintain our internal controls as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the value of our stock.

The price of our Common Stock may become volatile, which could lead to losses by investors and costly securities litigation. The listed price of our Common Stock is likely to be highly volatile and could fluctuate in response to factors such as:

The stock market is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such a company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management's attention and resources, which could harm our business and financial condition.

Investors will experience dilution of their ownership interests because of the future issuance of additional shares of our Common Stock.   In the future, we expect to issue additional authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. We may also issue additional shares of our Common Stock or other securities that are convertible into or exercisable for our Common Stock in connection with hiring or retaining employees, future acquisitions

Stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of Common Stock may create downward pressure on the trading price of our Common Stock. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts at a price (or exercise prices) below the price at which shares of our Common Stock is currently quoted on the OTC PINK.

Our insiders control a significant portion of our Voting Equity. Our officers and directors beneficially own a significant portion of the voting control of our outstanding equity securities, which will make it easier for decisions supported by our insiders to receive shareholder approval on any matters submitted for shareholder approval. Such concentrated control of our voting equity securities may adversely affect the price of our Common Stock. Investors who acquire our Common Stock may have no effective voice in the management of our operations or in any matters submitted to the vote of the shareholders. Sales by our insiders or affiliates, along with any other market transactions, could also affect the market price of our Common Stock.

We do not intend to pay dividends for the foreseeable future. We have paid no dividends on our Common Stock to date and it is not anticipated that any dividends will be paid to holders of our Common Stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of our business, it is currently anticipated that any earnings will be retained to finance our future expansion and for the implementation of our business plan. As an investor, you should take note of the fact that a lack of a dividend can further affect the market value of our stock and could significantly affect the value of any investment.

Our certificate of incorporation allows for our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our Common Stock. Our board of directors has the authority to issue shares of our preferred stock, with such relative rights and preferences as the board of directors may determine, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation and the right to receive dividend payments before dividends are distributed to the holders of Common Stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our Common Stock or that is convertible into our Common Stock, which could decrease the relative voting power of our Common Stock or result in dilution to our existing stockholders.

Our minimum fundraising target is $50,000 in this offering, while our burn rate is approximately $250,000 per month. It is possible that we close on funds shortly after raising $50,000 but are unable to raise more capital. In that scenario, the capital we raise will not be sufficient to accomplish meaningful milestones and may provide less than one month of runway.

Dr. Anish Tuteja, Michael Hlavsa, Dr. Julian Bailes are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds

proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of
Proceeds: 93.5% to corporate administration, 6.5% Wefunder Fee

---

If we raise: **$5,000,000**

Use of 5% to public filing expenses, 75% to strategic transactions and
Proceeds: business development initiatives, and the 13.5% balance for general
working capital purposes, 6.5% Wefunder Fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the

option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $135,291,292.44 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Psycheceutical Bioscience, Inc. is offering up to 43,939,394 shares of Common Stock, at a price per share of $0.12.

Investors in the first $3,000,000.08 of the offering will receive stock at a price per share of $0.11, and a pre-money valuation of $124,017,018.07.

The campaign maximum is $5,000,000 and the campaign minimum is $50,000.06.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No:

16. How may the terms of the securities being offered be modified?

Neither the attached Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	50,000,000	0	Yes ⌄
Common Stock	3,400,000,000	276,427,437	Yes ⌄
Preferred, Series B	175,000	161,700	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	154,680,000

Options:	42,500,000

Describe any other rights:

Common stock has voting rights, Preferred B shares of stock have the right to vote 5,000 votes for each share.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

For a complete understanding of the risks related to minority ownership in the issuer, investors are advised to refer to the other risk factors set forth elsewhere herein.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

For additional details and an exhaustive understanding of the risks associated with corporate actions, potential investors are advised to review the other risk factors set forth elsewhere herein.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2021	Section 4(a)(2)	Common stock	$945,000	General operations
1/2022	Section 4(a)(2)		$787,000	General operations
1/2022	Section 4(a)(2)		$51,550	General operations
5/2023	Regulation D, Rule 506(b)	Common stock	$4,924,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The owners of mPhasics are directors and officers of the Company. In connection with the mPhasics license agreement (disclosed under the Minimum Royalty Obligation footnote of the attached financial statements) in May 2022, the Company entered into a convertible promissory note (the "Note") with mPhasics, LLC pursuant to which the Company contemplated, under certain conditions, to advance to mPhasics an aggregate of $1,000,000 as follows: (A) $350,000 on April 30, 2022, which amount was timely advanced; and (B) (i) an additional $150,000 not later than June 30, 2022; (ii) and additional $250,000 to be funded not later than September 30, 2022; and (iii) an additional $250,000 to be funded not later than December 31, 2022, which amounts had not been advanced as of December 31, 2022. The Company has decided not to advance the $650,000 and has not recorded the liability nor the offsetting note receivable as of December 31, 2022.

The Note bears interest at a rate of 2% per annum. Under the Note, Borrower is entitled to offset against any outstanding amounts under the Note any minimum royalty payments that become due to Borrower under the mPhasics Agreement. During the year ended December 31, 2022, the principal amount due under the Note was reduced by $75,000 as a result of the application of a minimum royalty offset.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of

Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Psycheceutical is developing two next-generation patented delivery technologies designed to increase the safety and efficacy of psychedelic compounds, with the goal of providing better treatment options to those suffering from mental health disorders. Both technologies are designed to cross or avoid the blood brain barrier, delivering medications directly to the brain while reducing "trippy" side effects as well as toxicity to the stomach, liver, and kidneys.

Milestones

Psycheceutical Bioscience, Inc., formerly known as Blue Water Ventures International, Inc., was incorporated
in the State of Nevada on June 16, 2004.

On January 19, 2022, Psych Acquisition Sub, Inc. ("Acquisition Corp."), a wholly-owned subsidiary of the Blue Water Ventures International, Inc. OTC PINK BWVI ("BWVI"), merged (the "Merger") with and into Psycheceutical, Inc., ("Psycheceutical"). Psycheceutical was the surviving corporation of that Merger.

As discussed in detail in the financial statements, as the result of the Merger (defined in footnote 8), Psycheceutical Inc. became the wholly-owned subsidiary of Psycheceutical Bioscience, Inc. (formerly Blue Water Ventures International, Inc.) (the "Company").

Since then, we have:

- Developing two patented delivery technologies to increase the safety and efficacy of psychedelics (patents are licensed to Psycheceutical, Inc.)

- Phase I trial first dosing results of ketamine topical for PTSD shown to be safe and well-tolerated

- Observational data of ketamine topical for PTSD showed 80% of patients experienced symptom relief

- Kevin Harrington, celebrity Shark Tank star, has invested and joined as Strategic Advisor

- Dr. Julian E. Bailes, famed neurosurgeon and brain injury expert, joined as Chief Medical Officer

- Featured in Forbes, Benzinga, U.S. News, Business Insider, BioSpace, Pharmacy Times, and more

- Named a "2023 Top 10 Biotech Startup" by Life Sciences Review

- Agreement with Vici Health Sciences, a DEA Schedule 1 lab, to develop novel compounds & formulations

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0.

- *Assets.* As of December 31, 2022, the Company had total assets of $2,374,077, including $1,994,805 in cash. As of December 31, 2021, the Company had $327,323 in total assets, including $327,323 in cash.

- *Net Loss.* The Company has had net losses of $16,979,840 and net losses of $1,414,587 for the fiscal years ended December 31, 2022 and December 31,

2021, respectively.

- *Liabilities.* The Company's liabilities totaled $2,419,174 for the fiscal year ended December 31, 2022 and $264,380 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $5,000,000 in equity, $787,000 in royalty interests, $250,000 in debt, and $51,550 in cash advances.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Psycheceutical Bioscience, Inc. cash in hand is $173,620, as of August 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $250,000/month, for an average burn rate of $250,000 per month. Our intent is to be profitable in 36 months.

Since the date our financials cover, we have had activity with regard to capital raising, organizational expenses and drug development efforts.

There will be no revenues until at least 2026 as we do not have any sellable products or services at the moment. In the next 3-6 months we anticipate company administrative expenses will average $250,000 per month.

We do not expect to be profitable until 2026. If sufficient capital is raised this round, we will continue our strategic development initiatives. If not, minimum funding until profitable will be $3,000,000 to $4,000,000.

We are raising simultaneously through Red D offering alongside the Reg CF offering to cover short-term burn. We are working on closing two different investments at $5M each off platform. We do not plan on closing funds on Wefunder until we have raise $500,000 in aggregate between this Wefunder raise and the simultaneous Reg D raise. Additionally, we continually raising capital through the OTC markets.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years

or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Hlavsa, certify that:

(1) the financial statements of Psycheceutical Bioscience, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Psycheceutical Bioscience, Inc. included in this Form reflects accurately the information reported on the tax return for Psycheceutical Bioscience, Inc. filed for the most recently completed fiscal year.

Michael Hlavsa
CFO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i. at the time of the filing of this offering statement bars the person from:

      A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

      B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

      C. engaging in savings association or credit union activities? ☐ Yes ☑ No

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

   ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.psycheceutical.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Psycheceutical Subscription Agreement
    Psycheceutical Subscription Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Aric Logsdon
    Bruce Cassidy
    Chad Harman
    Dr. Anish Tuteja
    Dr. Julian Bailes
    Michael Gurin
    Michael Hlavsa

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Psycheceutical Subscription Agreement

    Psycheceutical Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Aric Logsdon

Bruce Cassidy

Chad Harman

Dr. Anish Tuteja

Dr. Julian Bailes

Michael Gurin

Michael Hlavsa

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Psycheceutical Bioscience, Inc.

By

Michael Hlavsa

Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Gurin

Board Member
9/25/2023

Chad Harman

CEO
9/25/2023

Michael Hlavsa

Chief Financial Officer
9/25/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.